NATIONAL HOUSING PARTNERSHIP REALTY FUND I
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

June 9, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   National Housing Partnership Realty Fund I
      Form 10-KSB for the year ended December 31, 2004 File No. 0-13465

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to National Housing Partnership Realty Fund I, a Maryland limited partnership (the "Partnership"), in a letter dated May 25, 2005, which was sent in response to the Partnership's May 10, 2005 response to the Staff's original comment letter dated April 13, 2005. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1 - Summary of  Partnership  Organization  and  Significant  Accounting
Policies

Recent Accounting Pronouncements

1. Comment: We do not understand how the Partnership's ability to remove the general partner has significant effect on the success of the entity in light of your response to comment 1 that the general partner has operating control and financial control through various rights and has "demonstrated exercise of that control... over the twenty-year history of the local limited partnerships."

         Please clarify as these conclusions appear inconsistent. In addition, please tell us how various rights and obligations held by the general partner documented in your response to prior comment 1 impacted your analysis under paragraph 5(b).

         Response: In developing its response to the Staff's comment letter dated April 13, 2005, the Partnership considered whether its conclusions under SOP 78-9 were consistent with its conclusions under FIN 46R with respect to "important rights" held by the Partnership, as limited partner in the local limited partnerships. These important rights include the ability to remove the general partner and consent to the sale of substantially all assets of each local limited partnership. As discussed in its prior response, the Partnership concluded based on specific provisions of the partnership agreements and the history of the local limited partnerships that the Partnership was not a "controlling limited partner" as contemplated in paragraph 10 of SOP 78-9. In its interpretation of paragraph 5.b(1) of FIN 46R, the Partnership concluded that the important rights of the limited partners do, however, provide the Partnership with the "indirect ability ... to make decisions ... that have a significant effect on the success of the entity." The Partnership recognized the potential conflict in its conclusions under SOP 78-9 and FIN 46R related to the rights of limited partners, but ultimately concluded that a substantially greater level of influence over the operational and financial policies of an investee is necessary to achieve "control" under paragraph 10 of SOP 78-9 than is necessary to "have a significant effect" under paragraph 5.b(1) of FIN 46R. The Partnership continues to believe that the existence of important rights does not result in the Partnership's control of the local limited partnerships, but does provide the Partnership with the ability to have a significant effect on the local limited partnerships.

      2. Comment: It is unclear from your response how you reached your conclusions under paragraph 5(c). Please explain why you believe substantially all the activities of the local limited partnerships do not involve and are not conducted on behalf of you and NHP, collectively. In addition, please tell us what other parties are involved in the activities and for whose benefit they are conducted.

          Response: An essential criterion for an entity to be considered a
          VIE  under  paragraph  5(c)  is  "substantially  all of  the  entity's activities ... either involve or are conducted on behalf of an investor that has proportionately few voting rights." The Partnership does not believe and did not intend to imply in its prior response that substantially all the activities of the local limited partnerships do not involve and are not conducted on behalf of the Partnership and NHP, collectively. The Partnership believes that all partners in the local limited partnerships benefit from the activities of such partnerships. With the exception of one investor who owns a one percent limited partnership interest in one of the three local limited partnerships, the Partnership has not identified parties other than the Partnership and NHP that are involved in the activities of the local limited partnerships and has not identified parties other than the Partnership and NHP for whom the activities of the local limited partnerships are conducted.


                                    * * * * *

As requested by the Staff in its letter dated April 13, 2005, the Partnership again acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson
                                    David R. Robertson
                                    President and Chief Executive Officer of
                                    National Corporation for Housing
                                    Partnerships, the general partner of The
                                    National Housing Partnership, the general
                                    partner of National Housing Partnership
                                    Realty Fund I